Simpson Thacher & Bartlett

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3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

July 27, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qutoutiao Inc.
Draft Registration Statement on Form F-1
Submitted May 23, 2018
CIK No. 0001733298

Ladies and Gentlemen:

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), formerly known as Qtech Ltd., we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (the “Draft No. 4”) of the above-referenced draft registration statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 4, which has been marked to show changes to the Company’s Draft Registration Statement confidentially submitted to the Commission on May 23, 2018 (the “May 23 Submission”).

DANIEL FERTIG	ADAM C. FURBER IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

July 27, 2018

The Company has responded to the comment contained in the comment letter dated June 14, 2018 from the Staff (the “Staff”) of the Commission (the “June 14 Comment Letter”) by providing an explanation in response to the comment. In addition, the Company has revised the May 23 Submission to include financial information as of and for the six months ended June 30, 2018 and to update operating data and certain other disclosures.

Set forth below is the Company’s response to the Staff’s comment in the June 14 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference.

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Business

Monetization, page 108

1.	Please revise to provide the duration of the membership registration agreement with Baidu.

The Company respectfully advises the Staff that the Company’s membership registration agreement with Baidu does not have a finite duration; rather, the standard terms and conditions in the membership registration agreement which are generally applicable to companies that utilize Baidu’s advertising platform, including the Company, will continue to apply to the Company for as long as the Company uses Baidu’s advertising platform, or until Baidu terminates the membership registration agreement.

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Simpson Thacher & Bartlett

July 27, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman
Lei Li, Director and Chief Executive Officer
Jingbo Wang, Director and Chief Financial Officer
Qutoutiao Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

Dan Ouyang
Jie Zhu
Wilson Sonsini Goodrich & Rosati

Sean Fu
PricewaterhouseCoopers Zhong Tian LLP

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